                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Hoenig Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   434 396 107
                                   -----------
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 18, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                              (Page 1 of 6 Pages)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No. 434 396 107                                        Page 2 of 6 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
             Laura Hoenig Family Trust
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
             N/A
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
             Connecticut
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  NUMBER OF
                7    SOLE VOTING POWER
   SHARES               1,115,788
                ----------------------------------------------------------------
BENEFICIALLY
                8    SHARED VOTING POWER
  OWNED BY
                ----------------------------------------------------------------
    EACH
                9    SOLE DISPOSITIVE POWER
  REPORTING             1,115,788
                ----------------------------------------------------------------
   PERSON
                10   SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,115,788
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 Pages
                                  SCHEDULE 13D

         This Schedule 13D is being filed by the Laura Hoenig Family Trust.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by the Laura Hoenig Family Trust (the "Family Trust"), which was formed by Mrs. Laura Hoenig on November 13, 1999 under the laws of the state of Connecticut. On February 18, 2000, Mrs. Hoenig transferred 1,115,788 shares of Common Stock beneficially owned by her to the Family Trust without consideration. The address of the Family Trust is 20 Sherwood Avenue, Greenwich, Connecticut 06831.

         The trustees of the Family Trust are Mrs. Hoenig, Ms. Kathryn Hoenig, Ms. Susan Hoenig and Mr. Robert Spiegel. The beneficiaries of the Family Trust are Ms. Kathryn Hoenig, Mr. Ronald H. Hoenig, Jr. and Ms. Susan Hoenig. Mrs. Laura Hoenig is the sole income beneficiary. Ms. Kathryn Hoenig is the Secretary of the Company, Hoenig & Co., Inc. ("Hoenig") (a wholly-owned subsidiary of the Company) and Axe-Houghton Associates, Inc. ("Axe-Houghton") (a wholly-owned subsidiary of the Company) and also is the Vice President, General Counsel and Secretary of the Company. She is also a director of the Company and Axe-Houghton. Ms. Kathryn Hoenig, Ms. Susan Hoenig and Mr. Ronald Hoenig are Mrs. Hoenig's children. Mr. Spiegel is a director of the Company and Axe-Houghton and currently serves on the Board of Directors of Gunther International, Ltd., a Connecticut-based company which develops, markets and services high technology mailing and sorting equipment. The address of Mrs. Hoenig is 20 Sherwood Avenue, Greenwich, Connecticut 06831. The address of Ms. Kathryn Hoenig and Mr. Robert Spiegel is c/o Hoenig Group Inc., Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573, and the address of Ms. Susan Hoenig is 15 West 12th Street, New York, New York 10011. The principal executive offices of Hoenig and Axe-Houghton are also located at Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573.

         During the past five years, neither the Family Trust nor any trustee of the Family Trust has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                               Page 4 of 6 Pages

         Each of the trustees of the Family Trust is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 13, 1999, Mrs. Hoenig formed the Family Trust, and on February 18, 2000, she transferred 1,115,788 shares of Common Stock beneficially owned by her to the Family Trust without consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

         On February 18, 2000, Mrs. Hoenig transferred 1,115,788 shares of Common Stock beneficially owned by her to the Family Trust without consideration.

         Except as otherwise disclosed herein, neither the Family Trust nor any trustee of the Family Trust has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, the Family Trust beneficially owns 1,115,788 shares of Common Stock, representing approximately 12.9 % of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Other than as set forth herein, neither the Family Trust nor any trustee of the Family Trust has made any purchases or sales of securities of the Company during the sixty days preceding the date of this
Schedule 13D.

         The trustees of the Family Trust are Mrs. Hoenig, Ms. Kathryn Hoenig, Ms. Susan Hoenig and Mr. Robert Spiegel. The beneficiaries of the Family Trust are Ms. Kathryn Hoenig, Mr. Ronald H. Hoenig, Jr. and Ms. Susan Hoenig. Mrs. Hoenig is the sole income beneficiary.

         As of the date hereof, Mrs. Hoenig beneficially owns 19,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding.). Such 19,000 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares. Mrs. Hoenig has sole voting and dispositive power with respect to the 19,000 shares beneficially owned by her.

         As of the date hereof, Ms. Kathryn Hoenig beneficially owns 147,499 shares of Common Stock, representing approximately 1.7% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Such shares include 32,499 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the

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                                                              Page 5 of 6 Pages

Company's various stock option plans which are exercisable by Ms. Kathryn Hoenig within the next sixty days) but do not include 50,001 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the Company's various stock option plans which are not exercisable by her within the next sixty days. Ms. Kathryn Hoenig has sole voting and dispositive power with respect to the 147,499 shares beneficially owned by her.

         As of the date hereof, Ms. Susan Hoenig beneficially owns 100,000 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Ms. Susan Hoenig has sole voting and dispositive power with respect to the 100,000 shares beneficially owned by her.

         As of the date hereof, Mr. Robert Spiegel beneficially owns 361,718 shares of Common Stock, representing approximately 4.2% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding). Such shares include 12,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under the Company's various stock option plans which are exercisable by Mr. Spiegel within the next sixty days but do not include 10,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under one of the Company's stock option plans which are not exercisable by him within the next sixty days. Mr. Robert Spiegel has sole voting and dispositive power with respect to the 361,718 shares beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.


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                                                               Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            LAURA H. HOENIG FAMILY TRUST

Dated: February 29, 2000                    By: /s/ Kathryn Hoenig
                                                --------------------------------
                                                Kathryn Hoenig, Trustee